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                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                   FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                        Filed under section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended



                   BHOTE KOSHI POWER COMPANY PRIVATE LIMITED

                      (Names of foreign utility companies)


                             MCN ENERGY GROUP INC.
                              500 Griswold Street
                            Detroit, Michigan  48226

                      (Name and Address of filing company)


      Please send a copy of all notices and correspondence concerning this Notice to:

                               Daniel L. Schiffer
                             MCN Energy Group Inc.
                              500 Griswold Street
                            Detroit, Michigan 48226



                                     ITEM 1

             State the name of the entity claiming foreign utility company status, its business address, and a description of the facilities used for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas. To the extent known, identify each person that holds five percent (5%) or more of any class of voting securities of the foreign utility company and describe the amount and nature of the interest.



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            MCN Energy Group Inc., a Michigan corporation ("MCN"), acting on behalf of Bhote Koshi Power Company Private Limited ("BKPC") a private limited liability company organized and existing under the Nepalese Company Act, 2021, hereby notifies the Commission, pursuant to Section 33(a) of the Act and Rule 57 thereunder, that BKPC is a foreign utility company within the meaning of Section 33(a) of the Act.

      Name and Business Address:

      Bhote Koshi Power Company Private Limited
      KHA 1-960
      Kalimati, Tahachal
      Kathmandu, Nepal

      Description of Facilities:

            The jurisdictional facilities consist of a 36MW hydroelectric power project currently being developed and constructed in the Sindhupalchok District in Nepal.

      Ownership

            BKPC is currently owned by four shareholders, Panda of Nepal, a corporation organized and existing under the laws of the Cayman Islands, RDC of Nepal, a corporation organized and existing under the laws of the Cayman Islands, Himal International Power Corporation Pvt. Ltd., a corporation organized and existing under the laws of Nepal, and International Finance Corporation, an international organization established by Articles of Agreement among its member countries. Their current ownership interests are as follows:


      Panda of Nepal                              75%

      RDC of Nepal                                 5%

      Himal International Power                   10%
      Corporation Pvt. Ltd.

      International Finance                       10%
      Corporation
                                                 ----
      Total                                      100%


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                                     ITEM 2

             State the name of any domestic associate public-utility company and, if applicable, its holding company, and a description of the relationship between the foreign utility company and such company, and the purchase price paid by any such domestic associate public-utility company for its interest in the foreign utility company.

                  As noted above, Panda of Nepal is the owner of 75% of the issued and outstanding shares of BKPC. Panda of Nepal is in turn wholly owned by Panda Bhote Koshi, a Cayman Islands exempted company. Panda Bhote Koshi is itself owned by Panda Global Energy Company, a Cayman Islands exempted company, and by MCNIC Nepal Limited, a Cayman Islands exempted company. Panda Global Energy Company owns 100% of the Class A capital stock and MCNIC Nepal Limited owns 100% of the Class B capital stock of Panda Bhote Koshi, pursuant to a shareholders agreement which provides for shared control of Panda Bote Koshi. MCNIC Nepal Limited is an indirect wholly owned subsidiary of MCN. MCN is a public utility company incorporated in Michigan and a public utility holding company exempt from registration by order under section 3(a)(1) of the Act. MCN owns 100% of two public utility companies in Michigan, Michigan Consolidated Gas Company and Citizens Gas Fuel Company, each of which is a Michigan corporation. MCN also owns a one percent general and 46.5 percent limited partnership interest in a public utility company in Missouri, Southern Missouri Gas Company, L.P., a Missouri limited partnership. BKPC is consequently an "affiliate" of MCN and an "associate company" of each of Michigan Consolidated Gas Company, Citizens Gas Fuel Company and Southern Missouri Gas Company, L.P. No portion of the purchase price of BKPC was paid directly by any domestic public utility company.


             State certifications, as required under section 33(a)(2) of the Act, have been received from the following state commissions and are attached hereto:

                                Michigan
                                Missouri

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                                   SIGNATURE


           The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.




                                        MCN Energy Group Inc.




                                        By: /s/ Dan Schiffer

                                            Name:  Dan Schiffer
                                            Title: Senior Vice President


      Dated:  December 18, 1997



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                                 EXHIBIT INDEX


      Exhibit 99.A - Michigan Certification

      Exhibit 99.B - Missouri Certification